NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1          Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty", or the "Company") for the six months ended June 30, 2005.

This MD&A is prepared as of August 2, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2          Overview

Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") is a mineral exploration company focused on the Pebble Gold-Copper-Molybdenum Project. The Pebble property is located in Alaska near the village of Iliamna, approximately 380 kilometers (235 miles) southwest of Anchorage.

Pebble Project

Property Agreements

Pursuant to an Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc., acting as trustee of HDG Master Trust, (“HDGI”), a related party to the Company, the Company was assigned an 80% interest in two options granted by Teck Cominco American Incorporated (“Teck Cominco”) to HDGI in respect of Teck Cominco’s “Pebble” gold/copper/molybdenum property in southwestern Alaska. One option granted the right to purchase the known mineralized resource at Pebble (the “Resource Lands Option”) and the second option allowed the purchase of a 50% interest in the lands surrounding the Resource Lands (the “Exploration Lands Option”) (together, the “Options”). HDGI is a related party by virtue of (i) having directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire the remaining 20% contractual interest in these option agreements in consideration of the Company reimbursing HDGI’s costs of $584,655, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and agreeing to “carry”( i.e. pay for) HDGI’s costs in connection with the requirements under the Options in respect of the retained 20% contractual interest up to a certain point.

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried contractual interest, by paying Teck Cominco US$10 million (as adjusted) in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value of $11,788,621). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco would be guaranteed US$9,938,600 in resale proceeds. On May 9, 2005, Teck Cominco elected for the Company to guarantee the US$9,938,600 in resale proceeds. Teck Cominco’s resale proceeds would be credited with any share resale surplus returned to the Company’s treasury, and any share resale shortfall below the US$9,938,600 made up by the Company in cash or through the issuance of additional shares. To June 30, 2005, 257,500 of the original 1,772,775 shares had been sold for proceeds of approximately US$1,080,000. Under the agreement, the Company is required to manage the sale of at least US$1 million per calendar quarter. Upon payment in full by the Company of the guaranteed amount of such resale proceeds to Teck Cominco, the exercise of the Resource Lands Option will be completed and the Company will vest its beneficial interest in the Resource Lands.

To June 30, 2005, 257,500 of the original 1,772,775 shares had been sold for proceeds of approximately US$1,080,000. Under the agreement, the Company is required to manage the sale of at least US$1 million per calendar quarter.

Upon the Company exercising the Resource Lands Option it then exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest therein, by completing 60,000 feet of drilling on the Exploration Lands before November 30, 2004.

Upon the Company exercising the Resource Lands Option, Teck Cominco could either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price in satisfaction of the US$4 million payment.

Teck Cominco had the right, until August 24, 2005, to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco would be guaranteed US$4 million in resale proceeds by August 24, 2006. On July 18, 2005, subsequent to the quarter end, Teck Cominco elected for the Company to guarantee the US$4 million in resale proceeds.

Teck Cominco’s resale proceeds would be credited with any share resale surplus returned to the Company’s treasury, and any share resale shortfall below the US$4 million made up by the Company in cash or through the issuance of additional shares. Upon payment in full by the Company of the guaranteed amount of such resale proceeds to Teck Cominco, the exercise of the Exploration Lands Option will be completed and the Company will vest its beneficial interest in the Exploration Lands.

As a consequence of electing to exercise the Options, the Company could elect whether to acquire HDGI’s 20% carried contractual interest in the Resource Lands Option and HDGI’s 20% carried

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

contractual interest in the Exploration Lands Option for share consideration, equal to the independently appraised value of the two carried contractual interests, in a valuation acceptable to the TSX Venture Exchange. No bonuses, commissions or finders’ fees were payable in respect of the acquisition of the carried contractual interest on the issue of the Consideration Shares. On March 15, 2005, the Company announced it had reached an agreement with HDGI to acquire the 20% remaining carried contractual interests in the Resource Lands Option and the Exploration Lands Option for a purchase price consisting of 14,002,268 common shares (the “Consideration Shares”), representing approximately 20% of the immediate post-transaction market capitalization of the Company. Completion of the transaction is subject to conditions precedent, including regulatory approvals. The completion of the transaction is in its finalization stage, having received regulatory approvals.

The acquisition of the 20% carried contractual interests was considered by a special committee of disinterested directors of the Company, which oversaw the preparation of a report on the independently appraised value of the carried contractual interest. The special committee also engaged Westwind Partners to provide an opinion to the board of directors as to the fairness and reasonableness, from a financial point of view, of the acquisition of the carried contractual interest to Northern Dynasty. Based on the respective opinions of the independent valuator and Westwind, the special committee recommended to the board of directors of Northern Dynasty that the carried contractual interest be acquired for 14,002,268 Northern Dynasty common shares. The reports of the independent valuator and Westwind will, once finalized, be filed on www.sedar.com. The board of directors of Northern Dynasty voted to accept the recommendation of the special committee, with all directors who are related parties by virtue of their interests in the carried contractual interest abstaining from such vote.

The acquisition of the 20% has now received the necessary regulatory acceptances from the TSX Venture (TSX-V) and American Stock Exchange (AMEX) and is in its finalization stages.

On completion of the exercise of the Options and the acquisition of the carried interest of HDGI, Northern Dynasty will have acquired a 100% working interest in the entire Pebble property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property).

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The following sections use the terms ‘measured resources’, ‘indicated resources’ and ‘inferred resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 “Standards of Disclosure of Mineral Projects”), the U.S. Securities and Exchange Commission does not recognize them. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except for a preliminary assessment. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Technical Programs

The Pebble property hosts an extensive, northeast-trending mineralized system defined by an 89 square kilometer (34 square mile) Induced Polarization chargeability (geophysical) anomaly that is associated with a multi-phase intrusive complex. The large Pebble porphyry gold-copper-molybdenum deposit,

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

which was discovered and partially outlined through drilling from 1987-1997 by Teck Cominco, is situated in the northeastern part of the sulphide system. Two porphyry copper-gold-molybdenum deposits, a porphyry copper zone, a gold-copper skarn occurrence and several high-grade gold veins, discovered in exploration drilling by Northern Dynasty, also occur within the sulphide system to the southwest of the Pebble deposit.

In 2004, the Pebble Project made the transition from exploration to mine planning. The Company began comprehensive engineering, environmental and socioeconomic programs designed to advance the Pebble project through the feasibility stage as well as providing the necessary data for permit applications. These programs are on-going in 2005.

Mineral Resource Estimate

Drilling in 2004 upgraded a significant portion of the Pebble mineral resources to measured and indicated classifications, expanded the deposit, and also resulted in the identification of a higher-grade portion on the eastern side of the Pebble deposit beneath a cover of Tertiary rocks, called the East Zone. Potentially economic mineralization within the Pebble deposit extends over a known area of 3 kilometers by 2.2 kilometers (2.5 square miles) and to a depth of 600 meters (1,970 feet) in the Central Zone, and to a depth of 800 meters (2,625 feet) in the East Zone.

A March 2005 estimate of the mineral resources outlined by drilling to the end of 2004 indicates that at a cut-off grade of 0.30% copper-equivalent2, the Pebble deposit contains:

•
31.3 million ounces of gold, 18.8 billion pounds of copper, and almost 1 billion pounds of molybdenum in Measured and Indicated Resources of 3.03 billion tonnes grading 0.28% Cu, 0.32 g/t Au, and 0.015% Mo; and

•	10.8 million ounces of gold, 5.9 billion pounds of copper and 361 million pounds of molybdenum in Inferred Resources of 1.13 billion tonnes grading 0.30 g/t Au, 0.27% Cu and 0.015% Mo.

Higher-grade resources, above a cut-off grade of 0.70% copper-equivalent, include:

•	Measured and Indicated resources of 569 million tonnes grading 0.50 g/t Au, 0.46% Cu and 0.021% Mo; and

•	Inferred Resources of 143 million tonnes grading 0.56 g/t Au, 0.40% copper and 0.020% Mo.

Notes:

1.	Mineral Resources do not have demonstrated economic viability.

2
Copper-equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. CuEQ = Cu % + (Au g/t x 12.86/22.06) + (Mo% x 132.28/22.06). Copper-equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing.

The independent qualified persons for the resource estimate are David W. Rennie, P.Eng., of Roscoe Postle Associates, Inc., and R. Mohan Srivastava, P.Geo., of FSS Canada Consultants Inc. Further details of the estimates were provided in the previous quarterly report and in a technical report filed on www.sedar.com.

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

2005 Program

A $44.5 million program is currently underway at site and encompasses comprehensive engineering, environmental and socioeconomic programs as well as additional drilling. The drilling program includes exploration and infill core drilling; metallurgical core drilling; and approximately 60 days of reverse circulation drilling to collect further hydrological data.

Drilling

The 2005 exploration and metallurgical core drilling programs began during the second quarter, in April. During the quarter, 7,440 metres (24,400 feet) were drilled in 15 holes, including 2,040 metres (6,690 feet) of metallurgical drilling in 10 short holes and 5,400 metres (17,710 feet) of exploration drilling at the East Zone. At the end of the quarter, four exploration holes had been completed and one was still in progress.

Feasibility Study

The feasibility study continues to advance and the completion date is targeted to be the end of 2005. To meet this time frame, the study consultants will complete the feasibility design work by the end of 2005. In accordance with this schedule, feasibility engineering was essentially completed at the end of July and assembly of the capital cost estimate commenced. The capital and operating cost estimates are due for completion at the end of August.

Metallurgy and Process Plant Design

During the quarter, the results of the initial grinding testwork were assessed and these data were incorporated into the feasibility design of the crushing and grinding circuits in the process plant.

A second set of grinding samples were collected from NQ-size core that had been drilled in 2004. By the end of the quarter, these samples had been delivered to the metallurgical laboratory in Ontario and sample preparation had commenced. A series of PQ-size core holes are being drilled as part of the 2005 program to provide a third set of samples for grinding testwork. At the end of the quarter, the drilling was almost completed and sample shipping had commenced.

The results of the grinding testwork on the second and third sample sets will be received later this year and used to determine if there are any potential risks or opportunities related to the grinding circuit throughput, as defined by the feasibility study. Additional grinding testwork to corroborate the results of the current suite is also planned.

A statistical analysis of the grinding testwork results to date was conducted and this analysis is being used to help define the plant throughput constraints for the feasibility study production forecast.

The first phase of flotation testwork commenced in April and continued throughout the quarter. This phase is using the same sample set - PQ-size drill core from 2004 - that was used for the initial round of

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

grinding tests. The results from the first phase of flotation testwork are being used to confirm the criteria for the process plant feasibility design and to define the process flow sheet. The focus of the work is to produce saleable copper concentrate grades with high copper and gold recoveries. The next phase of work will assess the variability of the response in the proposed flow sheet from samples selected throughout the deposit. Additional work, aimed at optimizing gold recovery to concentrate and alternate means of gold recovery, is also planned.

Early in the second quarter, the process flow sheet was updated based on the initial information available from the 2005 series of metallurgical testing and ongoing analysis of the data. Initial plant layouts were completed, and the overall site layout work commenced. In early June, a final review was conducted to freeze the flow sheet for the feasibility study. At the end of the quarter, revised drawings that would incorporate the changes to both the flow sheet and plant layout were in progress.

The process equipment list is being finalized and quotations are being solicited from the suppliers of the plant equipment. These prices will be incorporated into the capital cost estimate.

Mining

During the second quarter, the designs were completed for the starter pit phase, the ultimate pit, and three interim pit phases. The haulage route profiles are being assessed to determine the numbers of haulage units that will be required. Pricing quotations are being solicited from the equipment suppliers.

Tailings and Water Management

The tailings facility development concept was selected based on the alternative that will contain the estimated waste quantities and minimize the impact on water resources. Feasibility design of this concept commenced during the second quarter. By the end of the quarter, the site investigation program that combines geotechnical, water quality and groundwater data collection along with the other environmental disciplines, had made considerable progress.

Infrastructure

The joint study being conducted by the Company and Homer Electric (“HEA”) made considerable progress during the period. The assessment of the impacts on the Railbelt grid was completed and the engineering necessary to determine the energy supply requirements was well advanced and on schedule for incorporation into the feasibility study.

The Company continued to liaise with representatives of the State of Alaska regarding the latter’s continuing design of the road and port system that would service southwestern Alaska. In addition, the Company initiated independent designs for both the road and the port. Meetings were held between representatives of the Company and the State of Alaska to ensure consistency between the alternatives. Additional meetings are planned during the third quarter.

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

The concentrate pipeline design is well advanced. The Company continued to meet with transportation companies to determine transportation alternatives for the project.

Cost Estimating

The development of an execution plan for the feasibility study commenced during the quarter. This work included a site visit and meetings with local service providers. Preparation of the operating cost estimate was also initiated, and included solicitation of quotations for supplies, assembly of the cost structure, and determination of the appropriate labor rates.

Environmental and Socioeconomic Baseline Studies

The main activities during the quarter included completion of the 2004 data reports and finalization of plans for and commencement of the 2005 baseline study. Drafts of these documents were submitted to the relevant agencies.

The baseline data being collected will allow for the assessment of environmental factors. These include meteorology, background noise conditions, fish and aquatic resources, water quality including trace element analyses, surface and groundwater flows and sampling, wetlands surveys, and wildlife observations.

Baseline workforce surveys continued in local communities and interviews were carried out that will be used to assess subsistence use of natural resources.

Proactive engagement of community leaders and the general population has continued through one-on-one meetings and community presentations, ongoing dialogue and presentations to government agencies, and business and environmental organizations. A meeting with community leaders took place in April, during which Northern Dynasty presented an overview of the project status, and listened to the leaders’ concerns for consideration by the Company in terms of achieving the needed social license for the project.

Progress reports for all studies were received in February and a composite report, for distribution to the agencies and stakeholders, is in preparation. In addition, a comprehensive study plan, with budgets, to ensure that the programs will meet requirements and expectations of the Company and agencies is nearing completion.

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Properties

Northern Dynasty holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties, and maintains the claims in good standing.

The Company also holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA.

Market Trends

Copper prices have been increasing since late 2003. Copper averaged US$1.30/lb in 2004 and US$1.51/lb over the first half of 2005.

Gold prices have dropped in the second quarter of 2005. However, the average price over the first six months of 2005, approximately US$428/oz, is still above the average price of US$410/oz in 2004.

Molybdenum oxide prices increased from US$7.60/lb early in 2004 to US$34.00/lb by December 2004. Molybdenum oxide prices have averaged US$34.00/lb since April 2005.

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3          Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at	As at	As at
	December 31	December 31	December 31
	2004	2003	2002
Current assets	$13,254,219	$3,670,609	$682,336
Mineral properties	11,788,621	–	–
Other assets	398,101	12,037	2,813
Total assets	25,440,941	3,682,646	685,149

Current liabilities	3,025,155	429,722	186,288
Shareholders’ equity	22,415,786	3,252,924	498,861
Total shareholders’ equity & liabilities	25,440,941	3,682,646	685,149

Working capital	10,229,064	3,240,887	496,048

Expenses
Conference and travel	351,201	80,019	55,856
Depreciation	45,994	3,832	721
Exploration	32,594,900	5,501,729	4,329,936
Legal, accounting and audit	143,916	29,977	45,518
Office and administration	1,382,986	521,557	480,987
Shareholder communication	471,032	578,476	164,031
Trust and filing	85,438	39,125	24,768
Foreign exchange loss (gain)	251,135	(62,206)	37,655
Gain on disposal of equipment	–	(3,403)	–
Interest income	(357,926)	(64,709)	(26,979)
Write down of marketable securities	351,094	–	–
Stock-based compensation – exploration	3,111,302	426,178	–
Stock-based compensation – administration	3,267,575	1,248,886	–
Loss for the period	$41,698,647	$8,299,461	$5,112,493

Basic and diluted loss per share	$(1.04)	$(0.35)	$(0.41)

Weighted average number of common shares outstanding	39,926,335	23,386,208	12,562,113

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4          Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	June 30	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Dec 31	Sep 30
	2005	2005	2004	2004	2004	2004	2003	2003
Current assets	$28,265	$39,262	$13,254	$20,535	$24,741	$24,781	$3,671	$5,386
Mineral properties	16,707	16,707	11,789	–	–	–	–	–
Other assets	450	405	398	264	147	33	12	4
Total assets	45,422	56,374	25,441	20,799	24,888	24,814	3,683	5,391

Current liabilities	4,812	3,892	3,025	7,087	2,303	631	430	843
Shareholders’ equity	40,610	52,482	22,416	13,712	22,585	24,183	3,253	4,548
Total shareholders’ equity
and liabilities	45,422	56,374	25,441	20,799	24,888	24,814	3,683	5,391

Working capital	23,453	35,370	10,229	13,448	22,438	24,150	3,241	4,543

Expenses
Conference and travel	261	83	78	139	102	32	35	14
Depreciation	25	19	26	12	6	2	3	1
Exploration	11,666	5,582	6,315	17,809	7,163	1,308	2,001	2,000
Legal, accounting and audit	74	50	102	32	7	3	8	7
Office and administration	705	493	415	610	222	136	53	188
Shareholder communication	85	89	81	122	76	193	57	395
Trust and filing	29	67	42	5	26	13	3	5
Subtotal	12,845	6,383	7,059	18,729	7,601	1,686	2,159	2,609
Foreign exchange loss (gain)	(47)	20	45	103	94	10	(11)	(16)
Gain on disposal of equipment	–	–	–	–	–	–	–	(3)
Interest income	(201)	(118)	(78)	(102)	(110)	(68)	(26)	(34)
Write down of marketable
securities	–	–	–	–	(351)	–	–	–
Subtotal	12,597	6,285	7,026	18,730	7,936	1,628	2,122	2,556
Stock-based compensation	759	1,391	2,344	1,555	44	2,437	1,675	–
Loss for the period	13,356	7,676	9,370	20,285	7,980	4,065	3,797	2,556

Basic and diluted loss per share	$(0.24)	$(0.16)	$(0.23)	$(0.46)	$(0.22)	$(0.13)	$(0.14)	$(0.11)

Weighted average number of
common shares outstanding
YTD (thousands)	53,031	49,351	39,926	39,891	34,636	32,359	23,386	20,695

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5          Results of Operations

The loss for the three months ended June 30, 2005 increased to $13,355,810, compared to a loss of $7,980,185 in the same quarter of the previous fiscal year. Included in the loss for the current quarter was stock-based compensation expense of $759,206 and exploration costs of $11,666,458.

Expenses excluding stock-based compensation, foreign exchange, and interest, increased to $12,844,701 in the second quarter of fiscal 2005 compared to $7,952,301 in the same quarter of 2004.

Exploration costs increased in the second quarter of fiscal 2005 compared to the same quarter of 2004, due to the Company's work on the Pebble feasibility study, which started earlier in the current year than it did in the second quarter of 2004.

Office and administration costs increased from $221,567 in the second quarter of the 2004 fiscal year to $705,098 in the second quarter of the 2005 fiscal year because of additional activities required to support work at the Pebble site. Shareholder communication expenses increased from $75,692 in the second quarter of 2004 to $84,865 in the second quarter of fiscal 2005.

Stock-based compensation increased to $759,206 in the current quarter compared to $44,343 in the second quarter of 2004, due to a greater number of stock options granted during the current quarter than the corresponding prior period.

Loss for the six months ended June 30, 2005 increased to $21,031,346, compared to a loss of $12,044,486 in the same period of the previous fiscal year. Exploration expenses increased to $17,248,526 for the six months ended June 30, 2005, compared to $8,470,647 for the six months ended June 30, 2004.

The main exploration expenditure for the first six months of fiscal 2005 was for environmental (2005 - $6,581,987; 2004 – $2,004,247) planning and testing. Other significant exploration costs were for:

•	engineering (2005 – $2,892,595; 2004 – $1,533,798) for work on the feasibility study;

•	drilling (2005 – $1,921,582; 2004 – $1,864,430), and

•	helicopter transportation for geological, environmental and drill crews (2005 – $1,811,528; 2004 – $1,401,151).

Office and administration costs for the period increased from $357,524 (June 2004) to $1,197,678 (June 2005), due mainly to the opening and operation of an office in Anchorage, Alaska.

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6          Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At June 30, 2005, the Company had working capital of approximately $23.5 million. During the six months ended June 30, 2005, the Company completed a $30.8 million private placement equity financing, which consisted of 7,247,000 units. Each unit consists of one common share and one warrant convertible into one common share. Taking into account in-the-money dilutables, the Company has sufficient capital to execute its 2005 work programs.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7          Capital Resources

At June 30, 2005, Northern Dynasty had working capital of approximately $23.5 million, as compared to $35.3 million at March 31, 2005, and is debt free. Northern Dynasty had 56,767,832 common shares issued and outstanding at June 30, 2005, with a commitment to issue a further 14,002,268 common shares in respect of the Company’s acquisition of the remaining 20% of the Pebble property.

The Company had no commitments for material capital expenditures as of June 30, 2005.

During the period November 2004 to March 2005, the Company acquired, subject to regulatory approvals, a 100% interest in the Pebble property (see Item 1.2 of this MD&A).

The Company will use its capital resources primarily to continue to conduct an exploration and development program on the Pebble property.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8          Off-Balance Sheet Arrangements

None.

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9          Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management including raising of funds, and other management activities for, investor relations, and incurs third party costs on behalf of the Company. The Company reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company were $1,272,226 for the six months ended June 30, 2005 as compared to $920,371 for the six months ended June 30, 2004. In the second quarter of fiscal 2005, the Company paid HDI $578,470, as compared to $607,101 in the second quarter of the previous year. The variance between the current year and the 2004 fiscal year is due to the increased level of activity of the Company.

In October 2001, the Company was assigned an 80% interest in two options granted by Teck Cominco to HDGI (as trustee of HDG Master Trust) in respect of Teck Cominco’s "Pebble" gold-copper-molybdenum property in southwestern Alaska (see note 6(a) of the accompanying financial statements). In March 2004, the Company announced it had reached an agreement to acquire the 20% remaining contractual interest in the Pebble Property from HDGI as trustee of the HDG Master Trust.

During the six months ended June 30, 2005, the Company paid

•	$nil (2004 - $52,000) to a private company controlled by Brian Mountford, a director, for engineering and project management services.

•
$124,998 (2004 - $nil) to Shambhala Gold plc, a wholly owned subsidiary of Galahad Gold plc, for engineering and project management services provided to the Company by Brian Mountford, a director of the Company and a consultant to Galahad Gold plc.

•	$104,000 (2004 - $67,700) to a private company controlled by Bruce Jenkins, the Chief Operating Officer of the Company's main subsidiary, for project management services.

•	$26,660 (2004 - $nil) by Galahad Gold plc, a significant shareholder of the Company, for travel expenses.

Refer also to item 1.2 for further discussion of the Pebble option agreements.

1.10         Fourth Quarter

Not applicable.

1.11         Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12         Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

•	the estimation of mineral resources and reserves, and
•	the carrying values of mineral properties,
•	the carrying values of property, plant and equipment, and
•	the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13         Changes in Accounting Policies including Initial Adoption

None.

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14         Financial Instruments and Other Instruments

None.

1.15         Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1      Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

1.15.2      Disclosure of Outstanding Share Data

The following details the share capital structure as of August 2, 2005, the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				57,100,602

Share purchase options	September 19, 2005	$2.30	7,500
	November 30, 2005	$5.00	1,389,634
	November 30, 2005	$5.05	38,000
	November 30, 2006	$4.65	100,000
	November 30, 2006	$5.00	1,875,667
	November 30, 2007	$5.31	645,000	4,055,801

Warrants	August 5, 2005	$4.15	1,991,083
	September 18, 2006	$5.00	7,247,000	9,238,083

On March 15, 2005, the Company announced it had reached an agreement to acquire the 20% remaining carried contractual interests in the Resource Lands and the Exploration Lands for a purchase price consisting of 14,002,268 Northern Dynasty common shares. These 14,002,268 shares are not reflected in the above-noted figures.

NORTHERN DYNASTY MINERALS LTD. SIX MONTHS ENDED JUNE 30, 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as a mineral resource and it is not a reserve. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favors the development of these facilities and may be willing to arrange financing for their development, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The project has been evaluated using projected long-term price levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. Prices for gold, copper, silver, and molybdenum have been below the projected prices at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.